EXHIBIT 99.1

News Release dated April 27, 2017, Suncor Energy reports voting results from Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (April 27, 2017) — Suncor held its Annual General Meeting in Calgary today. A total of approximately 1.2 billion shares (approximately 71.87% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.              Shareholders elected the following 11 board members (10 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Patricia M. Bedient	99.62%
Mel E. Benson	98.69%
Jacynthe Côté	99.29%
Dominic D’Alessandro	99.42%
John D. Gass	99.17%
John R. Huff	98.69%
Maureen McCaw	98.27%
Michael W. O’Brien	98.52%
Eira M. Thomas	98.81%
Steven W. Williams	99.49%
Michael M. Wilson	97.94%

2.              Shareholders re-appointed PricewaterhouseCoopers LLP as Suncor’s auditors.

3.              Shareholders approved the resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 25,000,000 common shares, with 90.00% of shares represented at the meeting voting in favour of the resolution.

4.              Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated March 1, 2017 was approved with 94.95% of shares represented at the meeting voting in favour.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

The text of remarks by Steve Williams, president and chief executive officer, and Alister Cowan, executive vice president and chief financial officer, are available at suncor.com/speeches.

An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @SuncorEnergy

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com